November 18, 2008

Mr. H. Christopher Owings
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE: Entergy Corporation and Subsidiaries
        Form 10-K for the Fiscal Year Ended December 31, 2007
        Filed February 29, 2008
        Definitive Proxy Statement on Schedule 14A
        Filed March 19, 2008
        Form 10-Q for Period Ended March 31, 2008
        Filed May 9, 2008
        Form 10-Q for Period Ended June 30, 2008
        Filed August 7, 2008
        File No. 001-11299

Dear Mr. Owings:

Following are Entergy's responses to the comment of the Staff of the United States Securities and Exchange Commission set forth in your letter to Mr. Theodore H. Bunting, Jr. dated November 7, 2008. For the convenience of the Staff, the Staff's comment is reproduced and is followed by the corresponding response of Entergy.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Management's Financial Discussion and Analysis, page 5

Comment 1: We note your response to comment one in our letter dated September 29, 2008. In that response, you state that in future filings you will clarify certain section headings and provide additional disclosure regarding the factors affecting future power prices in response to our comments. Please provide us with your intended disclosure for future filings.

Response: In our Third Quarter 2008 Form 10-Q filed on November 7, 2008, we included in our Results of Operations discussion the following disclosure regarding the power prices realized by the Non-Utility Nuclear business.

Realized Price per MWh

When Non-Utility Nuclear acquired its six nuclear power plants it also entered into purchased power agreements with the sellers. For four of the plants, the 688 MW Pilgrim, 838 MW FitzPatrick, 1,028 MW Indian Point 2, and 1,041 MW Indian Point 3 plants, the original purchased power agreements with the sellers expired in 2004. The purchased power agreement with the seller of the 605 MW Vermont Yankee plant extends into 2012, and the purchased power agreement with the seller of the 798 MW Palisades plant extends into 2022. Prevailing market prices in the New York and New England power markets, where the five plants with original purchased power agreements that have expired or expire by 2012 are located, have increased since the purchase of these plants, and the contracts that Non-Utility Nuclear has entered after the original contracts expired, as well as realized day ahead and spot market sales, have generally been at higher prices. Non-Utility Nuclear's annual average realized price per MWh has increased from $39.40 for 2003 to $52.69 for 2007. In addition, as shown in the contracted sale of energy table in the Market and Credit Risk section below, Non-Utility Nuclear has sold forward 92% of its planned energy output for the remainder of 2008 for an average contracted energy price of $53 per MWh and 83% of its planned energy output for 2009 for an average contracted energy price of $61 per MWh. Power prices have increased primarily because of increases in the price of natural gas. Natural gas prices have increased primarily because of rising production costs and limited imports of liquefied natural gas, both caused by global demand and increases in the price of crude oil. In addition, increases in the price of power are secondarily because of rising heat rates, which in turn are caused primarily by load growth outpacing new unit additions. The majority of the existing long-term contracts on these five plants expire by the end of 2012. Most of these existing contracts have contract prices that are lower than currently prevailing market prices. For example, while the average contracted energy price for Non-Utility Nuclear's portfolio is $53 per MWh for the remainder of 2008, the twelve month rolling average price as of September 30, 2008 for the West and Hudson Valley regions of New York and the New England region were $61.93 per MWh, $89.75 per MWh and $83.10 per MWh, respectively.

When preparing future filings we will continue to evaluate our disclosures regarding power prices and will revise or supplement our disclosures as appropriate in the circumstances.

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If you would like to discuss Entergy's response to the Staff's comment or if you would like to discuss any other matters, please contact the undersigned at (504) 576-2517 or Paul Ory at (504) 576-4482.

Sincerely,

/s/ Theodore H. Bunting, Jr.

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer

Cc:   J. Wayne Leonard
        Leo P. Denault
        Steven V. Wilkinson
        Ronald E. Alper
        Mara Ransom